# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLID BIOSCIENCES INC., CIK 0001707502
CUSIP: 83422E105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001144204-18-006967
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,989,820; sole dispositive power 0; shared dispositive power 7,989,820; aggregate amount beneficially owned 7,989,820 (9.9% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,989,820; sole dispositive power 0; shared dispositive power 7,989,820; aggregate amount beneficially owned 7,989,820 (9.9% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,989,820; sole dispositive power 0; shared dispositive power 7,989,820; aggregate amount beneficially owned 7,989,820 (9.9% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,823,558; sole dispositive power 0; shared dispositive power 7,823,558; aggregate amount beneficially owned 7,823,558 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: SOLID BIOSCIENCES INC.
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Comment: This Amendment No. 9 (this "Amendment No. 9" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 9, 2018, and amended on July 30, 2019, December 16, 2020, March 23, 2021, September 6, 2022, October 4, 2022, December 5, 2022, January 11, 2024 and June 12, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 9 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 4,192,216 shares of Common Stock directly held by the Fund; (ii) 109,661 shares of common stock directly held by the RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iii) 28,569 shares of common stock directly held by a separately managed account (the "Account"); (iv) a total of 28,032 vested stock options (right to buy) held by Mr. Shah, a former director of the Issuer, for the benefit of RA Capital; and (v) pre-funded warrants ("Pre-Funded Warrants") exercisable for up to 3,722,085 shares of common stock directly held by the Fund. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 7,989,820 shares of common stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund, the Nexus Fund and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Nexus Fund or the Account. Each of the Fund and the Nexus Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because each of the Fund and the Nexus Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund and the Nexus Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund and the Account. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On February 19, 2025, the Fund purchased Pre-Funded Warrants to purchase up to 3,722,085 shares of common stock at a price of $4.029 per share underlying each Pre-Funded Warrant, from the underwriters of the Issuer's public offering (the "2025 Offering"). The aggregate purchase price for all securities acquired by the Fund in the 2025 Offering was $14,996,280, which was funded by the working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 76,318,810 shares of common stock upon the closing of the 2025 Offering, as reported in the prospectus supplement, dated February 18, 2025, filed with the SEC on February 18, 2025; (ii) 28,032 shares issuable upon the exercise of stock options held by Mr. Shah; and (iii) shares issuable upon exercise of the Pre-Funded Warrants held by the Fund, to the extent exercisable within 60 days hereof, as referenced herein. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of each of the cover pages for RA Capital, Dr. Kolchinsky and Mr. Shah have been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Pre-Funded Warrants

Each Pre-Funded Warrant has an exercise price of $0.001 per share of common stock, is immediately exercisable and does not expire. Under the terms of the Pre-Funded Warrants, the Issuer may not effect the exercise of any Pre-Funded Warrant, and the Fund will not be entitled to exercise any portion of any Pre-Funded Warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of common stock beneficially owned by the Fund (together with its affiliates and attribution parties) to exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrant, which percentage may be changed at the Fund's election to a higher percentage not in excess of 19.99% upon 61 days' notice to the Issuer.

In addition, in certain circumstances, upon a fundamental transaction, the Fund will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or other property that it would have received had it exercised the Pre-Funded Warrants immediately prior to the fundamental transaction, without regard to any limitations on exercise contained in the Pre-Funded Warrants.

References to and the description of the Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Pre-Funded Warrant, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 1-38360) filed on February 18, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (02/21/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (02/21/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (02/21/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (02/21/2025)